May 24, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549
Attn: Tracey Houser and Al Pavot

Re:	Merit Medical Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2023 Filed February 28, 2024 Form 8-K Filed February 28, 2024 Response Letter Dated May 8, 2024 File No. 000-18592

Dear Ms. Houser and Mr. Pavot:

Merit Medical Systems, Inc. (the “Company”), is in receipt of a letter dated May 13, 2024 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above-captioned filings. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below. Our respective response appears immediately below the comment.

Comment:

1.	We note your responses to comments 1 and 3. Please further explain to us the specific nature of the consulting costs incurred for the corporate transformation initiative for each of the years presented addressing why these costs are not related to your operations, revenue generating activities and business strategy and thus represent normal, recurring operating expenses. In this regard, we note your statement that the purpose of the initiative is to drive value creation inclusive of optimizing certain commercial processes such as product life cycle management and pricing optimization, strengthening and enhancing the operating model and organizational structure, enhancing global manufacturing and supply chain processes through network consolidation and other manufacturing initiatives along with your statement that these costs do not represent restructuring activities. We further note your disclosure in your Form 10-Q for the first quarter of fiscal year 2024 that on February 28, 2024, you introduced your “Continued Growth Initiatives” Program and related financial targets for the three-year period ending December 31, 2026, for which you recognized consulting costs of $1 million. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

May 24, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

Response: We respectfully acknowledge the Staff’s comment and the concern expressed under Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures that presenting non-GAAP performance measures that exclude normal, recurring, cash operating expenses necessary for the operation of a registrant’s business could be misleading. However, we believe that the relevant consulting fees reported under our corporate transformation and restructuring costs relate to discrete strategic initiatives under our Foundations for Growth (“FFG”) Program and represent appropriate adjustments to our non-GAAP measures because the costs relate to expenses which are extraordinary, unusual and non-recurring. We would like to provide the following clarifications and additional information for the Staff’s consideration.

The Company utilized the FFG Program as a vehicle to enable the Company to think holistically and comprehensively across the business. The FFG Program was the first whole-business transformation project the Company has undertaken with the input of external consultants to provide expertise and strategic guidance to the Company. The Company relied on the consultants for certain capabilities that the Company did not maintain internally. The external consultants represented temporary support teams to develop foundational processes and tool pilots during our three-year FFG Program. These transformational programs included driving implementation of network consolidation, onboarding and standing up global strategic procurement and product pricing teams through organizational realignment and integrating sales and operations planning and control tower models, as well as other programs as discussed in our letter dated May 8, 2024, to optimize our commercial and manufacturing processes. The adjustments to our non-GAAP financial measures represent only the external consulting costs we believe to be incremental and not normal, recurring, cash operating expenses necessary to operate the business.

The performance period related to the FFG Program ended on December 31, 2023. The $1 million of consulting fees reflected in our non-GAAP reconciliation for the three-month period ended March 31, 2024 represents the final costs associated with the close out of the initiatives commenced under our FFG Program.

In our press release filed as an exhibit to our Current Report on Form 8-K filed on February 28, 2024 the Company introduced our Continued Growth Initiatives (“CGI”) Program where we released the Company’s new multi-year financial targets. We believe the FFG Program established a foundation which positions the Company to achieve the financial targets under the CGI Program. It is now incumbent on our executive leaders and other employees to execute on the framework built into our foundational capabilities without reliance upon incremental third-party consultants. The FFG Program was the first step before implementation began under the CGI Program and is inherently distinct. As noted below, we have adjusted our non-GAAP measures only for the FFG Program and do not expect to make any non-GAAP adjustments for the CGI Program.

May 24, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

We believe the consulting costs incurred through the FFG Program represent an extraordinary, non-recurring investment in our global operations and functional and commercial optimization rather than expenses necessary to operate our business. Including these consulting costs as non-GAAP adjustments provides valuable insight for evaluating the underlying substantive fluctuations in our business and is consistent with how we evaluate the business internally and discuss the business with investors externally. Furthermore, these adjustments provide investors perspective into our business on a go-forward basis and provide better comparability to future periods in which the Company does not expect to incur similar costs. For clarity, this is consistent with the fiscal year 2024 guidance provided to our investors during our earnings call on February 28, 2024, which does not include adjustments for consulting costs outside the FFG Program. Accordingly, we believe the prior-period adjustments for the consulting fees incurred through the FFG Program presented in our non-GAAP measures will provide a consistent reflection of our underlying performance year-over-year. As noted above, the FFG Program was a unique, one-time optimization initiative that led and is expected to lead to other more detailed activities that will be recurring in nature. Based on this, we made non-GAAP adjustments related to the FFG Program, but we do not expect to adjust any costs related to the CGI Program since we view those costs as recurring in nature based on the analysis performed per Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We respectfully advise the Staff that in future filings beginning with our press release to be filed as an exhibit to our Current Report on Form 8-K with respect to the three-month period ending June 30, 2024, we intend to revise our disclosures on an on-going basis to include more detail regarding any consulting fees for which adjustment is made in our presentation of non-GAAP measure reconciliations (only as it relates to the FFG Program). As an example of how we plan to address the Staff’s comment in future filings and for illustrative purposes only, we have revised the disclosure (specifically footnote b) regarding corporate transformation and restructuring costs (only as it relates to the FFG Program) in the non-GAAP reconciliation tables of our press release filed as an exhibit to our Current Report on Form 8-K with respect to the three-month periods ended March 31, 2024 and 2023 as shown in the underlined text below.

May 24, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

	Three Months Ended
	March 31, 2024
	Pre-Tax	Tax Impact	After-Tax	Per Share Impact
GAAP net income	$34,348	$(6,108)	$28,240	$0.48

Non-GAAP adjustments:
Cost of Sales
Amortization of intangibles	12,805	(3,028)	9,777	0.17
Operating Expenses
Contingent consideration benefit	(117)	47	(70)	(0.00)
Amortization of intangibles	1,764	(417)	1,347	0.02
Performance-based share-based compensation (a)	2,128	(294)	1,834	0.03
Corporate transformation and restructuring (b)	1,000	(236)	764	0.01
Acquisition-related	38	(9)	29	0.00
Medical Device Regulation expenses (c)	2,207	(521)	1,686	0.03
Other (d)	122	(30)	92	0.00
Other (Income) Expense
Amortization of long-term debt issuance costs	1,477	(348)	1,129	0.02

Non-GAAP net income	$55,772	$(10,944)	$44,828	$0.77

Diluted shares				58,567

	Three Months Ended
	March 31, 2023
	Pre-Tax	Tax Impact	After-Tax	Per Share Impact
GAAP net income	$25,500	$(4,797)	$20,703	$0.36

Non-GAAP adjustments:
Cost of Sales
Amortization of intangibles	10,616	(2,553)	8,063	0.14
Operating Expenses
Contingent consideration expense	521	(45)	476	0.01
Amortization of intangibles	1,665	(402)	1,263	0.02
Performance-based share-based compensation (a)	1,287	(87)	1,200	0.02
Corporate transformation and restructuring (b)	3,546	(851)	2,695	0.05
Acquisition-related	255	(61)	194	0.00
Medical Device Regulation expenses (c)	3,658	(878)	2,780	0.05
Other (d)	34	(8)	26	0.00
Other (Income) Expense
Amortization of long-term debt issuance costs	151	(36)	115	0.00

Non-GAAP net income	$47,233	$(9,718)	$37,515	$0.64

Diluted shares				58,183

Note: Certain per-share impacts may not sum to totals due to rounding.

May 24, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

(a)	Represents performance-based share-based compensation expense, including stock-settled and cash-settled awards.
(b)	Includes non-recurring consulting expenses that are not part of our ongoing operations and were incurred to execute discrete transformation projects under our Foundations for Growth (“FFG”) Program. The three-month period ended March 31, 2024 includes $1.0 million for final costs associated with the close out of the initiatives commenced under our FFG program. The three-month period ended March 31, 2023 includes non-recurring consulting expenses of $1.9 million associated with our FFG Program to implement artificial intelligence (“AI”) powered tools to optimize our commercial processes and manufacturing initiatives to drive network consolidation. The 2023 period also includes restructuring costs of $1.6 million associated with employee termination benefits related to corporate initiatives.
(c)	Represents incremental expenses incurred to comply with the E.U. Medical Device Regulation (“MDR”).
(d)	Represents costs to comply with Merit’s corporate integrity agreement with the U.S. Department of Justice (the “DOJ”.

We appreciate your review of this response and would welcome an opportunity to discuss any additional questions you may have with respect to the issues we have addressed. Please feel free to contact me at (801) 316-4959 or through e-mail at rparra@merit.com.

Very truly yours,

/s/ RAUL PARRA
Chief Financial Officer and Treasurer

Merit Medical Systems, Inc.